

OFFERING MEMORANDUM

facilitated by



SKOG Haus, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	SKOG Haus, LLC
State of Organization	WA
Date of Formation	02/14/2020
Entity Type	Limited Liability Company
Street Address	1631 NE 186th St, Shoreline WA, 98155
Website Address	https://www.skoghauscoffee.com/

(B) Directors and Officers of the Company

Key Person		David Skogerson
Position with the Company		
	Title	Co-Owner
	First Year	2020
Other business experience (last three years)		**Accomplishments – IT Business Strategist and Management Professional** • 20+ years of achievement in IT related business management consulting • Proven Executive level leadership and principal in IT strategy, project management, and execution • Hyper-focused on positive end user experience to achieve objectives

- Senior project/program manager and solutions architect of critical line of business applications

- Proven cloud infrastructure architect and principal engineer

- Dedicated to empowering and inspiring young people through volunteerism and mentorship

Professional Experience

Partner – Apex IT Mill Creek, WA■ January 2023 – Present

Sales & Consignments - Group 2 Motorsports Woodinville, WA ■ November 2022 – Present

Principal – AG Consulting Partners, Inc, / Microsoft Corporation Redmond, WA■ November 2020 – September 2022

- Offering Project Management and Landing Lead – Driven to continually improve and expand Microsoft's Unified Enterprise Support offerings footprint, while engaging with our Enterprise Customers, Sales, Delivery, Operations and other workstreams to ensure new key support capabilities are launched in the most effective and efficient manner.

- Microsoft Build Program Manager for Microsoft Edge – Lead Core PM team to direct global strategy and create collateral to deliver an exceptional product. Focused on success of end-user adoption and product development to reach key fiscal year driven targets in products and services to enterprise scale Microsoft Commercial customers.

CIO – Kingsbridge Technologies, LLC, Irvine, CA■ January 2018 – January 2020

- Owner of all IT and Operations providing leadership and execution to support key business strategies.

- Manage partnership with Xerox Corporation to deliver Gartner's #1 rated Manage Print Services.

- Co-operate with sales to develop and perfect our device, document, workflow, and cost recovery solutions.

- Leader of post-sale operations strategy. In charge of creation, execution and management of support systems, logistics, supply chain processes, and teams necessary to effectively deliver our products and managed services.

Microsoft Cloud Solutions Architect – [Softchoice Corporation](), Seattle, WA■ December 2013 – January 2018

- North American pre-sales architect focused on emerging messaging and collaboration solutions leveraging the Microsoft Cloud.

- Partner with US and Canadian executive sales leadership to execute on key cloud and hybrid-cloud solutions and go-to-market strategies.

- Maintain vendor relationships with key western US Microsoft Partner account management teams.

- Mentored and coached junior sales teams in solution led selling and "challenger" methodology sales techniques, sales lifecycle management and establishing successful long-term client relationships.

Senior Consultant – [True North, ITG](), Mill Creek, WA■ September 2008 – May 2013

- Partnered with local sales leadership to provide holistic IT solutions for mid-market and SMB healthcare market of greater Seattle.

- Interface with c-level management on over-all business strategy and co-design and architect functional IT systems that provide improved patient care.

- Co-developed and implemented new client engagement strategies that deliver engaging needs assessments, business and service validation, and offerings to grow our customer base.

- EMR/EHR solutions architecture, pre-sales engineering, and operate in a "virtual CIO" capacity for clients.

- Co-responsible for simplifying annual IT budget, systems planning, patient care improvement, procurement, billing, and vendor management.

- Develop strategic partnerships within distribution channels and effectively manage deliverables.

- Design, coordinate and lead staff trainings to encourage higher end user adoption of newer technologies.

Additional Relevant Skills

Instinctive ability to problem solve and solution complex business challenges. Trust that collaboration with others results in a superior outcome, every time. Fanatical about a great customer experience. Ability to articulate complex ideas and create dialog with various stakeholders.

Education

1 yr Business Management – Bellevue

College, Bellevue, WA.

2 yr Computer Science / IT Systems Professional – University of Phoenix, Online

2 yr General Ed – Lansing Community College, Lansing, MI / Online

Key Person	Heather Skogerson
Position with the Company Title First Year	 Co-Owner 2020
Other business experience (last three years)	PROFILE Decades in the service industry, education, and health/wellness field with extensive knowledge of one-on-one and group interaction with individuals of varying degrees of health, personalities, emotions, and requirements. Experience working with diverse clientele addressing their needs through communication, observation, assessment, and collaboration to best achieve goals and objectives. EXPERIENCE **Owner and Barista, SKÖG Haus Coffee; Lake Forest Park, WA. — 2020— current** Responsible for daily operations, staffing, scheduling, ordering supplies, customer interactions, social media content and creation. **Customer Service Support Manager, Kingsbridge Technologies; Seattle, WA. — 2018—2019** A one-year contract position aimed at customer care and support as well as

crafting a robust plan of processes and procedures for training materials. Supervising and guiding new team members as well as handling of escalations, and managing team's follow up and follow through.

Lead Pilates Instructor, Bria Pilates; Seattle, WA. — 2012—2018

Responsible for assessing individual's and group's health, physicality, and capability of movement, allowing me to create a plan for their care, choreograph, correct and cue them to remain safe while working within their parameters to achieve their goals.

Educator, Skogerson Academy; Seattle, WA. — 2008—2018

Responsible for the education of my two sons through day to day, one-on-one instruction, experiential learning, and by facilitating an environment of curiosity, wonder, and creativity. Created lesson plans, assessed development, collaborated with other teachers and fostered a love of learning for my children through their Kindergarten and elementary years.

SKILLS

Ability to respond thoughtfully to each situation and communicate effectively and respectfully. An active, empathetic listener, able to identify an individual's need as well as any concern they may have and respond accordingly with thoughtfulness, kindness and action.

EDUCATION

Michigan State University; East Lansing,

	MI. — College of Education; B.S.
	Brian Utting School of Massage; Seattle, WA. —Massage Practitioner License
	Pilates and Physical Therapy Center of Seattle; Seattle, WA. — Pilates Instructor Certification

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
David Skogerson	50%
Heather Skogerson	50%

(D) The Company's Business and Business Plan

The Opportunity

We are growing and expanding our operation to reach more wonderful customers who want a place to gather and build community, indoors. Our goal of opening a small outdoor neighborhood coffee and tea shop in the Lake Forest Park neighborhood has been a huge success. We recognized that the greater Shoreline area and surrounding communities needed a place like SKÖG Haus. With our expansion plans into a brick-and-mortar store front, we are bringing back the neighborhood coffee shop and cafe; a place to come in and sit down, a place to relax, a place to get a little work done, a place to make new friends, a place to meet old friends. The location we have chosen in Mountlake Terrace is perfectly situated in the new MLT Town Center surrounded by 300+ apartments, local restaurants, a brand new pediatrics facility, yoga studio, local brew pubs, and is just 3/4 of a mile away from the new light-rail train station on I-5 and 236. With this untapped market and our forecasted numbers on the conservative side, we anticipate exceeding our projections in the first 12 months. We would love your help in bringing more intentional kindness and exceptional coffee and tea to the city of Mountlake Terrace. You are not only investing in our business, you making a statement that YOU want to see more goodness released into this world and build up your local economy!

Join us!

We are raising capital for the following purposes:

- To expand our business to a brick-and-mortar location in Mountlake Terrace.

- Complete the build-out of the new space

- Purchase additional equipment

- Increase working capital (staff?) and inventory stock to support and sustain operations in the short term

8

Our Mission

It all started with a passion for coffee, a mission to thrive and support our local community, and to release more kindness into the world through the process. What grew from this dream was SKÖG Haus Coffee, a mobile, specialty coffee business whose mission is to "Change the World Through Coffee". We are choosing to do business differently by acting from a place of integrity and intention in each interaction we have, everything we do, everything we serve, and every choice we make. We can not do this alone, and every day our customers, our online advocates, and our business partners join us in our efforts with their support.

Our Story

SKÖG Haus Coffee was created in early 2020, headed by Heather Skogerson, and Dave Skogerson. We have lived in the Seattle area for over 30 years and are not only fanatical about great coffee and tea but also exceptional customer service. We love to bring out the best in the people we interact with, with friends and family choosing to support our endeavors. Having experienced the wonderful "third wave" of coffee in the 2000 era, when coffee drinkers started to become coffee connoisseurs with the introduction of specialty coffee and its wonderfully crafted flavors from around the world. With "fast coffee" quickly taking over and the traditional coffee house feeling being replaced with a low quality "push-button" experience, we knew people wanted more. We were ready to bring the craft of specialty coffee back to our local community by bringing back the movement of "slow coffee"; to be welcomed, gather, savor, and share in the experience that brings with it all of the senses.

To date, SKÖG Haus has operated as a single-location, mobile specialty coffee and tea shop in the heart of Lake Forest Park, WA. Our location and accessible operations offer a unique experience that is like nothing in the area and is enjoyed by the LFP community, surrounding neighborhoods, and friends and families up and down Ballinger Way. We enjoy our 1-on-1 interactions with all of our customers whom we strive to know by name, including the many four-legged ones.

Come be a part of something amazing. Change the world through coffee... Join us!

The Team

Heather & Dave Skogerson, Co-Owners

Heather has a BS from Michigan State University and has owned and operated her own Pilates small business as well as continued work in the customer service industry for 25 years with a high level of delivering the best customer experience to her customers through the importance of one-on-one interactions.

Dave has a 20+ year career background in Technology Business Management Consulting and Professional Services industry. Always focused on the customer experience and outcome-driven regardless of the technology, Dave has a proven track record of understanding businesses' needs, driving those businesses to market, and delivering products and services with the best customer experience possible.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$75,000
Offering Deadline	November 17, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Build-out	$35,000	$60,000
Working Capital	$10,000	$40,000
Equipment	$24,937	$15,630
Mainvest Compensation	$5,062.5	$8,370
TOTAL	$74,999.5	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S

INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	3.0 - 5.0%[2]
Payment Deadline	2029-12-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.13%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 3.0% and a maximum rate of 5.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	3.0%
$87,250	3.5%
$99,500	4.0%
$111,750	4.5%
$124,000	5.0%

[3] To reward early participation, the investors who contribute the first $25,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $25,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
David Skogerson	50%
Heather Skogerson	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
WSECU	$61,880	6.25%	07/06/2028	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

SKÖG Haus Coffee has been operating since June of 2021 and has since achieved the following milestones:

- Opened location in Lake Forest Park, WA.

- Achieved revenue of $58,000 in 2021, which then grew to $132,000 in 2022.

- Achieved profit of in [Year], which then grew to [$Y] in [Year].

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

SKÖG Haus Coffee forecasts the following milestones:

- Secure lease in the Shoreline area by summer of 2023.

- Hire for the following positions by Fall of 2023: Barista, Cashier

- Achieve $534,000 revenue per year by 2024.

- Achieve $55,000 profit per year by 2024.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$420,383	$477,689	$559,689	$615,658	$677,224
Cost of Goods Sold	$126,115	$143,306	$167,905	$184,695	$203,167
Gross Profit	$294,268	$334,383	$391,784	$430,963	$474,057
EXPENSES					
Rent	$24,800	$25,420	$26,055	$26,706	$27,373
Insurance & Permits	$5,520	$6,272	$7,348	$8,082	$8,890
Telecommunications	$1,800	$2,045	$2,396	$2,635	$2,898
Vehicle Repairs & Maintenance	$2,796	$3,177	$3,722	$4,094	$4,503
Payroll Expenses	$145,308	$165,116	$193,459	$212,804	$234,084
Utilities	$3,980	$4,522	$5,298	$5,827	$6,409
Advertising	$5,137	$5,837	$6,838	$7,521	$8,273
Taxes and Licenses	$18,317	$20,813	$24,385	$26,823	$29,505
Office Supplies	$1,675	$1,903	$2,229	$2,451	$2,696
Bank Fees / CC processing	$10,215	$11,607	$13,599	$14,958	$16,453
Legal and Accounting	$2,600	$2,954	$3,461	$3,807	$4,187
Other Maintenance	$2,010	$2,284	$2,676	$2,943	$3,237
Operating Profit	$70,110	$82,433	$100,318	$112,312	$125,549

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress

Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$118,511.00	$61,301.00
Cost of Goods Sold	$44,781.00	$22,075.00
Taxes Paid	$0	$0
Net Income	$-24,035.00	$-26,907.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V